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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                           RAINFOREST CAFE, INC.
                     (Name of Subject Company (Issuer))

                           LSR ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                     LANDRY'S SEAFOOD RESTAURANTS, INC.
                    (Names of Filing Persons (Offerors))

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                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

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                                75086K 10 4
                   (CUSIP Number of Class of Securities)

                          Steven Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE

     Transaction Valuation*                    Amount of Filing Fee**
         $74,396,968.32                              $14,879.39
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*  Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 22,812,470 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of Rainforest Cafe, Inc. at a purchase price of $3.25 per share. The transaction value also includes the offer price of $3.25 per share less $2.39 per share (which is the average exercise price of outstanding options which have an exercise price below $3.25) multiplied by 298,187 (which is the number of outstanding options which have an exercise price below $3.25). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** This amount was paid on September 28, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [_]issuer tender offer subject to Rule 13e-4.

   [_]going-private transaction subject to Rule 13e-3.

   [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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      This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 26, 2000, as amended (the "Schedule TO") by LSR Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value (the "Common Stock"), of Rainforest Cafe, Inc., a Minnesota corporation (the "Company"), together with preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at $3.25 per Share net to the Seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated September 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

      Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

      On October 20, 2000, the Company notified Landry's that the Company had obtained all material consents required from third parties (other than Governmental Authorities) in connection with the Merger Agreement and the transactions contemplated thereby and, consequently, that the condition to Purchaser's acceptance of Shares under the Offer contained in paragraph (h) of Annex A to the Merger Agreement has been satisfied.

      On October 20, 2000, Landry's waived the receipt of certain Severance Agreements such that the condition to Purchaser's acceptance of Shares under the Offer contained in paragraph (i) of Annex A to the Merger Agreement has been satisfied.

      On October 20, 2000, Landry's issued a press release relating to the conditions to Purchaser's acceptance of Shares under the Offer. A copy of the press release is attached to this Schedule TO as Exhibit (a)(18).

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit (a)(18):

(a)(18)     Press Release issued by Landry's on October 20, 2000.


                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    LSR ACQUISITION CORP.


                                    By:   /s/ Tilman J. Fertitta
                                        -----------------------------
                                    Name:     Tilman J. Fertitta
                                    Title:    President


                                    LANDRY'S SEAFOOD RESTAURANTS, INC.


                                    By:    /s/ Tilman J. Fertitta
                                        -----------------------------
                                    Name:      Tilman J. Fertitta
                                    Title:     President


Dated: October 20, 2000